SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

June 25, 2007

By:  /s/ Victor DiTommaso_________________

       Victor DiTommaso, Vice President Finance

INTERTAPE BOARD POSTPONES ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Shareholders to Have More Time to Consider Proposed Transaction

Montreal, Quebec and Bradenton, Florida—June 25, 2007 -- Intertape Polymer Group Inc. (NYSE:  ITP  TSX: ITP.TO) ("Intertape" or the "Company") announced today that its Board of Directors has postponed its Annual and Special Meeting of Shareholders previously scheduled to be held tomorrow, Tuesday, June 26, 2007 to 4:30 p.m. (Montreal time) on Thursday June 28, 2007.  The purpose of the postponement is to provide the Board and the Company's shareholders more time to consider the Dissident Proxy Circular dated June 18, 2007 filed by 6789536 Canada Inc. (the "Dissident") and the amendment thereto dated June 21, 2007 (together, the "Dissident Proxy Circular").

The Board continues to be concerned with the deficiencies and flaws of the proposals made by the Dissident and the disclosure contained in the Dissident Proxy Circular and has concluded that it is in the interest of shareholders that they be afforded additional time to consider the proposed plan of arrangement (the "Arrangement") pursuant to which, if approved by shareholders, all of the outstanding common shares of the Company are to be acquired for US$4.76 per share in cash. The Company will continue its assessment and review of the Dissident Proxy Circular and the proposals contained therein and of its position in the circumstances.

The Board of Directors has determined that the Dissident's proposals are not in the best interests of Intertape shareholders and involve significant risks, and has confirmed its support for the announced proposed plan of arrangement.

Postponed shareholder meeting

Intertape's Annual and Special Meeting of Shareholders will now be held at 4:30 PM (Montreal time) on June 28, 2007 at the Hotel Omni Mount Royal, Montreal, Quebec. A shareholder, or his attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including by depositing an instrument of revocation in writing: (i) at the registered office of the Company, being at 1155 Rene-Levesque Blvd West, Suite 4000, H3B 3V2, at any time up to and including June 27, 2007, the last business day preceding the date of the Annual and Special Meeting or an adjournment thereof; or (ii) with the Chairman of the Annual and Special Meeting on the day of the Annual and Special Meeting or an adjournment thereof but prior to the use of the proxy at the Annual and Special Meeting.

Sanction hearing also to be postponed

The hearing to seek approval of the proposed Arrangement will not be held on June 27, 2007 as previously scheduled, but rather is expected to be postponed to 9:00 a.m. (Montreal time) on June 29, 2007 or to such other day the Quebec Superior Court, District of Montreal may order.

Additional information

Shareholders who have questions about the information contained in the circular or require assistance in completing the proxy should contact Georgeson at its North America toll free number of 1-866-717-7668.

Safe Harbor Statement

Certain statements and information included in this release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company's future outlook and anticipated events, the Company's business, its operations, its financial condition or its results. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. These forward looking statements include unknown risks and uncertainties. Therefore, future events and results may vary significantly from what management currently foresees. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Contact:

     Contacts:

     Intertape Contact:

     MaisonBrison

     Rick Leckner

     (514) 731-0000

     Email: rickl@maisonbrison.com